SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                             FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED
              ON NASDAQ INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                      FOREST OIL CORPORATION
          (Exact name of issuer as specified in charter)

                 2200 Colorado State Bank Building
                           1600 Broadway
                      Denver, Colorado 80202
             (Address of principal executive offices)

                          (303) 812-1400
         (Issuer's telephone number, including area code)


I.    CHANGE IN NUMBER OF SHARES OUTSTANDING
   Indicate any change (increase or decrease) of 5% or more in number of shares outstanding:

     1.   Title of Security:  Common Stock, Par Value $.10 Per
          Share (Common Stock)

     2.   Number of shares of Common Stock outstanding before the
          change:                                      12,342,041

     3.   Number of shares of Common Stock outstanding after the
          change:                                      24,485,302

     4.   Effective date of change:  January 31, 1996

     5. Method of change: The number of shares of Common Stock outstanding has changed from the amount as last reported due to (i) the issuance by the Company of shares of Common Stock as contributions to the Company's Retirement Savings Plan for the benefit of its employees, and (ii) the issuance of Common Stock upon closing of the Company's public stock offering on January 31, 1996.


     Give brief description of transactions: From January 24, 1996 (the effective date of last reported change), through January 31, 1996, the Company issued and contributed 3,261 shares of Common Stock to its Retirement Savings Plan and issued 12,140,000 shares of Common Stock in a public offering.

     As of January 31, 1996 there were 24,485,302 total shares of Common Stock outstanding.



     The following table summarizes the changes in the amount of shares outstanding from the last reported change:

                                             Shares of
                                           Common Stock
      Outstanding as of 1/24/96              12,342,041
       Retirement Savings Plan Contribution       3,261
       Public Offering                       12,140,000

      Outstanding as of 1/31/96              24,485,302


     The Common Stock is traded in the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System. Each share of the $.75 Convertible Preferred Stock is convertible at any time into .7 shares of Common Stock. Warrants are exercisable at any time; five Warrants must be tendered to purchase one share of Common Stock at $15.00 per share.


II.   CHANGE IN NAME OF ISSUER:  Not applicable.

   1. Name prior to change:

   2. Name after change:

   3. Effective date of charter amendment changing name:

   4. Date of shareholder approval of change, if required:




                               FOREST OIL CORPORATION
                                    (Registrant)



                               By: /s/ Daniel L. McNamara
                                     Daniel L. McNamara
                                        Secretary


February 6, 1996